newgold

TSX: NGD NYSE American: NGD

NEW GOLD STRENGTHENS BOARD WITH SEASONED APPOINTMENTS

September 9, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce that Sophie Bergeron and Ross Bhappu have been appointed to its Board of Directors (the "**Board**").

Sophie brings over 20 years of mining experience with a focus on operations and project management, as well as a strong sustainability background focused on safe mining. Sophie is currently the Managing Director, Diamonds for Rio Tinto Iron and Titanium and Diamonds where responsibilities include managing operations and projects in Canada and Africa, and leading the Health, Safety, Environment, Security and Communities teams. Sophie is also responsible for Rio Tinto Minerals Climate Change Strategy, leading and supporting sites to achieve decarbonization targets. Prior to Rio Tinto, Sophie spent 10 years at Newmont Mining, most recently as the General Manager of the Eleonore Mine in Quebec from 2017 to 2020. Prior to Newmont, Sophie spent 10 years at Xstrata Nickel, most recently as the Continuous Improvement Superintendent. Sophie has a bachelor's degree in mining engineering from Ecole Polytechnique de Montreal, a Professional Certificate in Operations from Melbourne University, and is a Six Sigma Brown Belt. Sophie is a Professional Engineer and member of the Quebec Professional Engineers Association.

Ross brings over 30 years of experience in mining, overseeing and financing mining projects and activities for both senior and junior mining companies. Ross has spent over 20 years at Resource Capital Funds ('RCF') where he is currently Senior Strategic Advisory Partner and was previously the head of RCF's Private Equity Funds. He serves as Chair of the Private Equity Mature Funds Investment Committee. In his current role, Ross is responsible for serving as an ambassador for the firm, building relationships with potential and existing investors, evaluating investment merits, and developing and executing business strategies for each investment. Prior to Resource Capital Funds, Ross was President and Chief Executive Officer of GTN Copper Corporation from 1998-2001, and Director of Business Development at Newmont Mining Corporation from 1993-1997. Ross holds a Ph.D. in Mineral Economics from the Colorado School of Mines, an M.S. in Metallurgy from the University of Arizona, and a B.S. in Metallurgical Engineering from the University of Arizona.

"Sophie's operational discipline and focus on safety, and Ross' technical and financial expertise will be proven assets for New Gold," said Richard O'Brien, Chair of the Board. "I am pleased to welcome Sophie and Ross to our Board at a time where New Gold continues to demonstrate its ability to deliver on its strategic objectives in pursuit of our mission to be a leading intermediate gold producer. I am confident Sophie and Ross bring the right professional experience to accelerate this strategy."

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: anticipated benefits for the Company and expectations regarding the future success of the Company, including the Company's ability to successfully deliver on its objectives and its strategy.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.